Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Darling International Inc.:

We consent to the use of our reports dated February 27, 2013 with respect to the consolidated balance sheets of Darling International Inc. and subsidiaries as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 29, 2012, and the effectiveness of internal control over financial reporting as of December 29, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Dallas, Texas

October 30, 2013